SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 13E-4
                            ISSUER TENDER OFFER STATEMENT
           (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF
                                        1934)

                                   Amendment No. 1
                                 (Corrected Version)

                           TEXAS UTILITIES ELECTRIC COMPANY
                                   (NAME OF ISSUER)
                               TEXAS UTILITIES COMPANY
                       (NAME OF THE PERSON(S) FILING STATEMENT)


          $4.00 Preferred Stock (Dallas Power Series), CUSIP No. 882850 40 7
         $4.00 Preferred Stock (Texas Electric Series), CUSIP No. 882850 87 8
          $4.00 Preferred Stock (Texas Power Series), CUSIP No. 882850 75 3
                     $4.24 Preferred Stock, CUSIP No. 882850 30 8
                     $4.44 Preferred Stock, CUSIP No. 882850 71 2
                     $4.50 Preferred Stock, CUSIP No. 882850 20 9
         $4.56 Preferred Stock (Texas Electric Series), CUSIP No. 882850 86 0
          $4.56 Preferred Stock (Texas Power Series), CUSIP No. 882850 74 6
                     $4.64 Preferred Stock, CUSIP No. 882850 85 2
                     $4.76 Preferred Stock, CUSIP No. 882850 72 0
                     $4.80 Preferred Stock, CUSIP No. 882850 50 6
                     $4.84 Preferred Stock, CUSIP No. 882850 73 8
                     $5.08 Preferred Stock, CUSIP No. 882850 84 5
               $6.375 Cumulative Preferred Stock, CUSIP No. 882850 43 1
               $6.98 Cumulative Preferred Stock, CUSIP No. 882850 46 4
               $7.98 Cumulative Preferred Stock, CUSIP No. 882850 47 2
      Adjustable Rate Cumulative Preferred Stock Series A, CUSIP No. 882850 59 7
          $2.05 Depositary Shares, each representing 1/4 share of the $8.20
                  Cumulative Preferred Stock, CUSIP No. 882850 48 0
        $1.875 Depositary Shares, Series A, each representing 1/4 share of the
                          $7.50 Cumulative Preferred Stock,
                                CUSIP No. 882850 44 9
        $1.805 Depositary Shares, Series B, each representing 1/4 share of the
                          $7.22 Cumulative Preferred Stock,
                                 CUSIP No. 882850 41 5

                   (TITLE AND CUSIP NUMBER OF CLASS OF SECURITIES)

                                   Peter B. Tinkham
                          Treasurer and Assistant Secretary
                                     Energy Plaza
                                  1601 Bryan Street
                                 Dallas, Texas 75201
                                    (214) 812-4600

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                                   RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                  FEBRUARY 24, 1997
            (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
                                       HOLDERS)

                              CALCULATION OF FILING FEE
          TRANSACTION VALUATION                        AMOUNT OF FILING FEE
          ---------------------                        --------------------

            $562,499,350                                  $112,499.87

          [X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.

          Amount Previously Paid:  $112,499.87
          Filing Party:  Texas Utilities Company
          Form or Registration No.:  Schedule 13E-4
          Date Filed:  February 24, 1997

          ITEM 8.  ADDITIONAL INFORMATION.*

               The Offer expired on March 21, 1997. The number of shares of each series of Preferred Stock and Depositary Shares tendered pursuant to the Offer and accepted for purchase by Texas Utilities Company is set forth opposite the name of such series below.


                                                                    Shares
                              Series                               Tendered
                              ------                               --------

          $4.00 Preferred Stock (Dallas Power Series)                49,145

          $4.00 Preferred Stock (Texas Electric Series)              40,779

          $4.00 Preferred Stock (Texas Power Series)                 40,879

          $4.24 Preferred Stock                                      81,706

          $4.44 Preferred Stock                                     116,328

          $4.50 Preferred Stock                                      51,717

          $4.56 Preferred Stock (Texas Electric Series)              42,571

          $4.56 Preferred Stock (Texas Power Series)                 80,329

          $4.64 Preferred Stock                                      74,805

          $4.76 Preferred Stock                                      76,819

          $4.80 Preferred Stock                                      79,480

          $4.84 Preferred Stock                                      53,936

          $5.08 Preferred Stock                                      52,204

          $6.375 Cumulative Preferred Stock                         900,000

          $6.98 Cumulative Preferred Stock                          892,500

          $7.98 Cumulative Preferred Stock                          192,925

          Adjustable Rate Cumulative Preferred Stock
          Series A                                                  803,522

          $2.05 Depositary Shares, each representing
          1/4 share of the $7.50 Cumulative Preferred
          Stock                                                     768,685

          $1.875 Depositary Shares, Series A, each
          representing 1/4 share of the $7.50
          Cumulative Preferred Stock                                332,604

          $1.805 Depositary Shares, Series B, each
          representing 1/4 share of the $7.22
          Cumulative Preferred Stock                                322,739

          *The information in this paragraph corrects the information provided in Amendment No. 1 as filed March 31, 1997, in compliance with Rule 13e-4(c)3. The corrected amendment reports tenders of shares made prior to the expiration of the Tender Offer by letters of transmittal, subject to delivery of certificates for such shares. Receipt of certificates for such shares was recorded by the Tender Agent after March 31, 1997 and before the date hereof.



                                      SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Dated:  April 22, 1997         TEXAS UTILITIES COMPANY



                                        By: /s/ Robert J. Reger, Jr.
                                           ------------------------------
                                             Name:   Robert J. Reger, Jr.
                                             Title:  Attorney-in-Fact